Mail Stop 4561

February 15, 2007

Mr. Jeffrey L. Nash
President and Chief Executive Officer
Treaty Oak Bancorp, Inc.
101 Westlake Drive
Austin, TX 78746

      Re: **Treaty Oak Bancorp, Inc.**
              Form 10-KSB for the Fiscal Year Ended September 30, 2006
              Filed December 29, 2006
              File No. 333-112325

Dear Mr. Nash:

     We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              John P. Nolan
              Accounting Branch Chief